Filed pursuant to Rule 433

Registration No. 333-139448

March 8, 2007

Final Term Sheet

JPY 25,000,000,000 1.350% Global Notes due 2014

To be fungible with and form a single issuance with KfW’s JPY 50,000,000,000

1.350% Global Notes due 2014 issued on December 8, 2006

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	JPY 25,000,000,000

Denomination:	JPY 1,000,000

Maturity:	January 20, 2014

Redemption Amount:	100%

Interest Rate:	1.350% per annum, payable in two equal, semi-annual installments in arrears

Date of Pricing:	March 8, 2007

Closing Date:	March 15, 2007

Interest Payment Dates:	January 20 and July 20 in each year

First Interest Payment Date:	July 20, 2007 (for interest accrued from and including December 8, 2006 to but excluding July 20, 2007)

Accrued Interest:	In the aggregate amount of JPY 89,691,781 from and including December 8, 2006 to but excluding March 15, 2007

Currency of Payments:	USD unless noteholder elects payment in JPY

Business Day:	For payments in JPY: Tokyo For payments in USD: New York, Tokyo

Business Day Convention	Following, unadjusted

Price to Public/Issue Price:	99.849% plus Accrued Interest

Underwriting Commissions:	0.125%

Proceeds to KfW:	99.724% plus Accrued Interest

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769 BX 1

ISIN:	US500769BX18

Ratings of the Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Manager:	Citigroup Global Markets Limited

Stabilization Manager:	Citigroup Global Markets Limited

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Certain information on the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693206000413/f01509e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693206000399/f01500e424b3.htm. Alternatively, the manager will arrange to send you the prospectus, which you may request by calling toll-free 1-877-858-5407.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.